FORM 4 (1) ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Craig O. McCaw (1)			Nextel Communications, Inc. (NXTL)					X Director	10% Owner

				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033				6/02		One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date(s)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D):	Price:

	Class A Common											100,000(1)		(1)		(1)

	Class A Common											371,950(2)		(2)		(2)

	Class A Common											95,956(3)		(3)		(3)

	Class A Common											38,410,048(4)		(4)		(4)

	Class A Common											(5)		(5)		(5)

	Class A Common											19,706(6)		(6)		(6)

	Class A Common											(7)		(7)		(7)

	Class A Common											20,000(8)		(8)		(8)

	13% Preferred		6/6/02		P			200	A	440
	Stock Series D		6/19/02		P			300	A	450
			6/21/02		P			304	A	440		1,000(9)		(9)		(9)

	Class A Common		6/3/02		P			25,000	A	4.63
			6/6/02		P			20,000	A	4.07
			6/21/02		P			30,864	A	3.92		80,000(9)		(9)		(9)

	Class A Common		6/2/02		P			10,000	A	3.90
			6/14/02		P			10,000	A	3.59		20,000(10)		(10)		(10)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4):

	Title	Amount or Number of Shares

        Explanation of Responses:

  (1)
  The Reporting Person, Craig O. McCaw, is the designated filer on his own behalf and on behalf of Dennis M. Weibling and J. Timothy Bryan. Messrs. McCaw, Weibling and Bryan are Directors and are subject to Section 16 reporting requirements.

  (2)
  Shares owned directly by Eagle River Investments, LLC.

  (3)
  Shares owned directly by Eagle River Holdings, L.L.C. ("ERH"), a wholly-owned subsidiary of Eagle River Investments, LLC.

  (4)
  Shares owned directly by DR. Mr. McCaw is the manager of Eagle River Investments, LLC, which in turn is the manager of Digital Radio, LLC ("DR"). The Reporting Person is a member and the manager of Eagle River Investments, LLC which is a member and manager of DR. Mr. McCaw disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Mr. Bryan and Mr. Weibling have no reportable beneficial interest in any shares owned by DR.

  (5)
  14,125,840 Shares owned by entities wholly owned or controlled by the Reporting Person are subject to a series of deferred sale transactions with broker-dealer firms pursuant to which such subsidiaries received a notional amount of cash against the future settlement of such shares in the form of a variable rate forward sale contract.

  (6)
  In February of 2000, 5,931,418 shares (adjusted for a subsequent stock split) were contributed by the Reporting Person to ICO Teledesic Global Limited ("ITGL") as a capital contribution. ITGL entered into a deferred sale transaction on March 9, 2000 with Chase Securities, Inc. pursuant to which ITGL received a notional amount of cash against the future settlement of 5,911,712 shares in the form of a variable rate forward sale contract. ITGL is now known as ICO Global Communications (Holdings) Limited.

  (7)
  Option Acquisition, L.L.C.("OA"), an entity controlled by the Reporting Person. 4,568,196 shares are subject to a series of deferred sale transactions with a broker-dealer firm pursuant to which OA received a notional amount of cash against the future settlement of such shares in the form of a variable rate foward sale contract.

  (8)
  Shares owned directly by On Eagles' Wings, LLC, a family LLC of Mr. Weibling's, in which he is the managing member and shares a 60% ownership interest with his wife. Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

  (9)
  Shares owned directly by The Weibling Living Trust. Dennis Weibling is the Trustee of the trust. Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

  (10)
  Shares owned directly by Mr. Bryan. Mr. McCaw and Mr. Weibling disclaim ownership of such shares.
Joint Filer Information
Names:	Craig O. McCaw Dennis M. Weibling J. Timothy Bryan
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Craig O. McCaw
Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)
Date of Event Requiring Statement:	6/3/02
	/s/ C. James Judson	7/17/02
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential Person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
Page 2 SEC 1474 (7-97)